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# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-48997

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue, 22nd Floor
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle, Managing Partner 213 627 3300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr. (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

E.B.

# OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Muthiah Nachiappan
Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTHIAH NACHIAPPAN
COMM. # 2175823
NOTARY PUBLIC-CALIFORNIA
COUNTY OF LOS ANGELES
MY COMM. EXP. JAN. 13, 2021

**A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.**

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 6th day of February, 2020, by WILLIAM K. DOYLE, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

# Kerlin Capital Group, LLC

Financial Statements

December 31, 2019

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

# Jennifer Wray CPA PLLC

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Kerlin Capital Group LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Kerlin Capital Group LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kerlin Capital Group LLC as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Kerlin Capital Group LLC's management. Our responsibility is to express an opinion on Kerlin Capital Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kerlin Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I on the pages 12-13 has been subjected to audit procedures performed in conjunction with the audit of Kerlin Capital Group LLC's financial statements. The supplemental information is the responsibility of Kerlin Capital Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Kerlin Capital Group LLC's auditor since 2019.

Sugar Land, Texas

Feb 20, 2020

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

| | |
|---|---|
| CURRENT ASSETS | |
| Cash and cash equivalents | $39,390 |
| Accounts Receivable | 20,000 |
| TOTAL CURRENT ASSETS | $59,300 |
| | |
| PROPERTY AND EQUIPMENT | |
| Computer Equipment | $9,835 |
| Office Furniture and equipment | 5,050 |
| Automobile | 60,573 |
| Less: Accumulated Depreciation | (58,371) |
| PROPERTY AND EQUIPMENT, NET | $17,087 |
| | |
| OTHER ASSETS | |
| Deposits and advances | $1,500 |
| Investment in private company | 8,140 |
| TOTAL OTHER ASSETS | $9,640 |
| | |
| TOTAL ASSETS | $86,117 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts payable and accrued expenses | $5,126 |
| TOTAL CURRENT LIABILITIES | $5,126 |
| | |
| COMMITMENTS AND CONTINGENCIES | |
| | |
| MEMBER EQUITY | |
| Members' Equity | $80,991 |
| TOTAL MEMBERS EQUITY | |
| | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $86,117 |

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2019

| | |
|---|---|
| REVENUE | |
| Advisory fees, net | $108,075 |
| Other | 4,500 |
| TOTAL REVENUE | $112,575 |
| | |
| EXPENSES | |
| Salaries and wages | $12,815 |
| Professional fees | 13,516 |
| Travel and entertainment | 20,059 |
| Occupancy | 19,234 |
| Dues and Organizations | 23,104 |
| Communications and data processing | 9,692 |
| Taxes | 2,008 |
| Supplies | 5,251 |
| Parking and local travel | 3,646 |
| Car Expenses | 4,128 |
| Other Expenses | 1,800 |
| Depreciation | 12,483 |
| Audit Adjustment | 5,057 |
| TOTAL EXPENSES | $132,793 |
| | |
| NET INCOME | ($20,218) |

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2019

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | ($20,218) |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Annual Depreciation | $12,483 |
| Change in assets | |
| Increase Accounts receivable | ($20,000) |
| Change in Liabilities | |
| Increase in Accounts payable | $2,852 |
| CASH FLOW FROM INVESTING ACTIVITIES | |
| No Purchases of Fixed Assets | |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Members' Capital Contribution | $20,000 |
| NET CHANGE IN CASH DURING THE YEAR | ($4,884) |
| CASH, BEGINNING OF PERIOD | $44,274 |
| CASH, END OF PERIOD | $39,390 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Taxes Paid | $2,008 |

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
December 31, 2019

| | |
|---|---|
| Balance at December 31, 2018 | $81,209 |
| Net Income | ($20,218) |
| Contribution from Members | $20,000 |
| Balance at December 31, 2019 | $80,991 |

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/dealer that provides investment banking, management consulting and strategic planning services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are depreciated over the term of the lease, under the straight-line method.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2019, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2016 and state examinations for years before 2015.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. At December 31, 2019, the Company had no deferred revenue.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

| Level Input | Input Definition |
|---|---|
| | |
| Level I | Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date. |
| Level II | Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date. |
| Level III | Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. |

The following table summarizes fair value measurements by level at December 31, 2019 for assets and liabilities measured at fair value on a recurring basis:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Investment in | $ - | $ - | $ 8,140 | $ 8,140 |

| private company | | | | |
|---|---|---|---|---|

The Company invested in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management determined in 2016 that the financial results of the private company did not justify a carrying value at the original cost, and wrote down the value of the investment to estimated fair market value. At the December 31, 2019, Management's estimate of the net carrying value approximates market value at the end of 2016.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2019:

| | |
|---|---|
| Balance as of December 31, 2017 | $50,000 |
| Transfers in (out) of Level III | - |
| Net purchases (sales) | - |
| Net unrealized gains (losses) | ($41,860) |
| Net realized gains (losses) | - |
| Balance as of December 31, 2019 | $8,140 |

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company entered into a new sublease on its facilities on October 16, 2018 that set its monthly lease payment at $1,500 per month. The new sublease is on a month-to-month basis cancelable by either party upon 30 days written notice.

Rent expense for the year ended December 31, 2019, with respect to this lease, totaled $18,000.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2019. The net capital of the Company at December 31, 2019, amounted to $34,266.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve

requirement for the year ended December 31, 2019, under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Cash

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2019.

Customers

During the year ended December 31, 2019, the Company generated 88% of Kerlin's net revenues from two client companies.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 20, 2019, the date the financial statements were available to be issued.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2019

| | | |
|---|---|---|
| Net Capital | | |
| Total members' equity | $80,991 | |
| Deduct members' equity not allowable for new capital | - | |
| | | |
| Total members' equity qualified for net capital | $80,991 | |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | - | |
| Other (deductions) or allowable credits-deferred income tax payable | - | |
| Total capital and allowable subordinated borrowings | $80,991 | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| | | |
| Receivables | $20,000 | |
| Furniture, equipment, net | $17,085 | |
| Other Assets | $1,500 | |
| Investment, net | $8,140 | |
| Additional charges for customers' and noncustomers' security accounts | - | |
| Additional charges for customers' and noncustomers' commodity accounts | - | |
| Aged fails-to-deliver | - | |
| Aged short security differences | - | |
| Secured demand note deficiency | - | |
| Commodity futures contracts and spot commodities/proprietary capital charges | - | |
| Other deductions and/or charges | - | |
| | | |
| Net capital before haircuts on securities positions (tentative net capital) | $34,266 | |
| Haircuts on securities | | |
| Contractual securities commitments | - | |
| Securities collateralizing secured demand notes | - | |
| Trading and investment securities | - | |
| Bankers' acceptances, certificates of deposit, and commercial paper | - | |
| U.S. and Canadian government obligations | - | |
| State and municipal government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | - | |
| Options | - | |
| Other securities | - | |
| Undue concentrations | - | |
| | | |
| Net Capital | $34,266 | |
| | | |

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

| | | |
|---|---|---|
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Short-term bank loans (secured by customer's securities) | - | |
| Drafts Payable | - | |
| Payable to brokers and dealers | - | |
| Payable to clearing broker | - | |
| Other accounts payable and accrued expenses | $5,124 | |
| Items not included in statement of financial condition: | - | |
| Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| Other unrecorded amounts | - | |
| | | |
| Total aggregate indebtedness | $5,124 | |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | $5,000 | |
| | | |
| | | |
| | | |
| Total | $5,000 | |
| | | |
| Net Capital | $34,266 | |
| Excess net capital | $29,266 | |
| | | |
| Excess net capital at 120 percent | $28,241 | |
| | | |
| Ratio: Aggregate indebtedness to net capital | 15.05% | |

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

**Jennifer Wray CPA PLLC**

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kerlin Capital Group LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kerlin Capital Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kerlin Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Kerlin Capital Group LLC stated that Kerlin Capital Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kerlin Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kerlin Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Jennifer

Sugar Land, Texas.

Feb 20, 2020

# KERLIN CAPITAL GROUP

Private Investment Bankers

January 24, 2020

**Exemption Report**

Kerlin Capital Group, LLC is an M&A Type Broker Dealer and does not have customer accounts, hold customer funds or clear any customer transactions.

I, William K. Doyle, confirm that to the best of my knowledge and belief that Kerlin Capital Group, LLC during 2019 was:

1. Exempt from the compliance report pursuant to SEC Rule 15c3-3(k)(2)(i), and

2. Met the identified exemption provisions during the most recent fiscal year without exception.

William K. Doyle
Managing Partner
Kerlin Capital Group, LLC

Kerlin Capital Group, LLC
624 South Grand Avenue, 22nd Floor, Los Angeles, CA 90017
Tel 213.627.3300 wdoyle@kerlincapital.com

# KERLIN CAPITAL GROUP
Private Investment Bankers

February 24, 2020

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F. Street, N.E.
Washington, D.C.

SEC Mail Processing
FEB 28 2020
Washington, DC

Securities and Exchange Commission
Los Angeles Regional Office
444 South Flower Street, Suite 900
Los Angeles, CA 90071

Re: **Kerlin Capital Group, LLC Annual Audited Financials Filing**

Dear Sir or Madam,

Attached is the Kerlin Capital Group, LLC annual filing of audited financial results for the year ending December 31, 2019 made pursuant to SEC Rule 17a-5(d) along with an oath or affirmation signed and sworn by me in my role as Managing Partner of Kerlin Capital Group, LLC and supporting letters from our auditor, Jennifer Wray CPA PLLC, confirming that Kerlin does not hold customer funds and does not clear transactions.

If there are any questions or comments, please direct these questions or comments to me.

Sincerely,

William K. Doyle
Managing Partner

With Enclosures

Kerlin Capital Group, LLC
624 South Grand Avenue, 22nd Floor, Los Angeles, CA 90017
Tel 213.627.3300 Fax 213.947.1073